

September 8, 2021

Crystal Landsem
Chief Financial Officer
Lulu's Fashion Lounge Holdings, Inc.
195 Humboldt Avenue
Chico, CA 95928

> **Re: Lulu's Fashion Lounge Holdings, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted August 11, 2021**
> **CIK No. 377-02706**

Dear Ms. Landsem:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Cover Page, page i

1. Please revise your prospectus cover page to disclose that your officers, directors, and certain principal stockholders will be able to control the management and affairs of your company and most matters requiring stockholder approval following the offering, including their aggregate voting power. As a related matter, please tell us whether you will be deemed a "controlled company" as defined by the market on which you intend to list your common stock. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

Prospectus Summary, page 1

Crystal Landsem
Lulu's Fashion Lounge Holdings, Inc.
September 8, 2021
Page 2

2. Here and elsewhere as appropriate, please revise to provide comparative data for prior comparable periods to add context to the current disclosure, or tell us why this disclosure in unnecessary. In this regard, we note the lack of comparative information for Active Customers, Active Customer spend, assumed average wallet, social media followers, CSAT scores, number of products released, percentage of reorder products sold without discounting, and percentage of units sold that were Lulus branded products.

Risk Factors
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware . . ., page 55

3. We note your disclosure under the "Choice of Forum" section states that the choice of forum of the Court of Chancery of the State of Delaware "will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction" and that "that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act." We also note your risk factor does not mention a subject matter carve-out for Exchange Act claims and merely says "the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act." The disclosure in these sections appears to be inconsistent; please revise accordingly.

Use of Proceeds, page 66

4. Please revise this section to provide the approximate amount of proceeds to be used for each identified purpose. In addition, we note your statement that you will have broad discretion over the use of proceeds that are not used to repay indebtedness and redeem preferred stock; you may reserve the right to change the proceeds as long as "such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated." Please revise accordingly; if you have no current plan for a significant portion of the proceeds, please so state and discuss the principal reasons for the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Overview, page 72

5. We note you disclose "[b]etween fiscal years 2016 and 2019, we grew our net revenue by 179%." Similar to your disclosure on page 76, please revise your disclosure to include all historical periods.

Comparisons for the Years Ended December 29, 20019 and January 3, 2021 - Net Revenue, page 79

6.   We note your reference to "units per transaction" and improvements in this metric as a contributing factor to changes in net revenue year over year. Please provide a clear definition of this metric and how it is calculated.

Experts, page 149

7.   Please explain to us why you removed the disclosure regarding the auditor independence matter. We note the matter involved the fiscal year ending December 29, 2019, which the auditor's report continues to cover.

     You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services